Exhibit 99.17

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2011 (the “Form 40-F”), I, Julio Bruna Novillo, AusIMM, Member of CIM, of Xstrata Plc, hereby consent to the use of my name in connection with the reference to the mineral reserve and mineral resource estimates for the Alumbrera Project as at December 31, 2011 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-173707) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

XSTRATA PLC

By:	/s/ Julio Bruna Novillo
Name:	Julio Bruna Novillo, AusIMM, Member of CIM
Title:	Superintendent Geology — MAA

March 30, 2012